U.S. SECURITIES AND EXCHANGE COMMISSION
			WASHINGTON, D.C. 20549
				FORM 12b-25
			SEC File Number:  0-9060

NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-KSB  [  ] Form 20-F  [  ] Form 11-K
[ x ] Form 10-Q
[  ]  From N-SAR for Period Ended:
[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
Form Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

				PART I
			REGISTRANT INFORMATION

Full Name of Registrant:  Rocky Mountain Minerals, Inc.
Former Name if Applicable:	None.
Address of Principal Executive Office (Street and Number):
				2480 North Tolemac Way
				Prescott, AZ  86305


				PART II
		RULES 12B-25  (B) AND (C)

IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT
UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS
RELIEF PURSUANT TO FULE 12B-25(B), THE FOLLOWING SHOULD BE
COMPLETED.  (CHECK BOX IF APPROPRIATE)  (A)  THE REASONS
DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM
COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR
EXPENSE;   [X]

(B)   THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT,
TRANSITION REPORT ON FORM 10-KSB, FORM 20-F, 11-K OR
FORM N-SAR, OR PORTION THEREOF WILL BE FILED ON OR
BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING THE
PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT
OR TRANSITION REPORT ON FORM 10-Q, OR PORTION THEREOF
WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY
FOLLOWING THE PRESCRIBED DUE DATE; AND

(C)   THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED
BY RULE 12B-25(c  HAS BEEN ATTACHED IF APPLICABLE.



			PART III - NARRATIVE

State below in reasonable detail the reasons why the Form
10-KSB, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

Additional time is required to accurately file the Form
10-Q for the nine months ended July 31, 2003.


			PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in
regard to this notification:

	W. Ray Hill, President
	(928) 778-1450

(2)  Have all other periodic reports required under
section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify reports(s):  [x] Yes  [ ] No

(3)	Is it anticipated that any significant change in
results of operations from the corresponding period for
the last fiscal year will be reflected by the earnings
statements to be included in the subject report or portion
thereof:
                      [  ] Yes   [x ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ROCKY MOUNTAIN MINERALS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:  September 15, 2003

By:  /s/ W. Ray Hill, President